

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2018

Desheng Wang
Chief Executive Officer
Focus Universal, Inc.
20511 East Walnut Drive North
Walnut, CA 91789

> **Re: Focus Universal, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2017**
> **File No. 333-214455**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2016 letter.

Amendment No. 2 to Form S-1

Prospectus Cover Page

1.   We note your response to prior comment 1. Please disclose on the prospectus cover page that the company will be selling 10 million shares at a fixed price of $2.50 per share for the duration of the offering. In addition, disclose that the company's offering is a self-underwritten offering and that Desheng Wang, your Chief Executive Officer, will be offering the shares on behalf of the company. Disclose that there is no minimum number of shares that must be sold by the company. Lastly, disclose the duration of the company's offering.

About This Offering, page 2

2.   Please clarify your disclosure that the shares being offered by the selling stockholders
"may be sold at a fixed price of $2.50 per share for the duration of the offering." This
disclosure is inconsistent with the disclosure on the prospectus cover page and under the
Plan of Distribution that the selling shareholders may sell their shares at the prevailing
market price or in negotiated transactions.

Risk Factors, page 3

3.   Please add a risk factor that discusses the challenges the company may face in selling the
10 million shares it is offering at a fixed price when there is a concurrent offering by
selling stockholders at market or other prices that may be lower.

The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act
of 1934, which does not require a company to file all the same reports and information as fully
reporting company.

4.   Please remove this risk factor. Your common stock has been registered under Section
12(g) of the Securities Exchange Act of 1934 since the filing of your Form 8-A12G in
2014, and you have been subject to the reporting requirements of Section 13(a) since that
time.

We will not be required to evaluate our internal control over financial reporting under Section
404 of the Sarbanes-Oxley Act until the end of the second fiscal year reported upon in our
second annual report on form 10-K, page 9

5.   Please update this risk factor and the last risk factor on page 6 to account for the fact that
you have filed your second annual report on Form 10-K and, thus, your management is
currently required to assess your internal control over financial reporting. Disclose the
results of that assessment.

Use of Proceeds, page 14

6.   We note your response to our prior comment 5 and reissue the comment in part. Please
revise your disclosure for each level of proceeds to take into account the expenses of the
offering.

Selling Stockholders, page 38

7.   We note your response to our prior comment 8 and reissue the comment. Please revise
the last column of your Selling Stockholders table to disclose the amount and percentage
of the class to be owned by security holders after completion of the offering (as opposed
to the percentage of registered shares owned in the offering). Please refer to the last
clause of Item 507 of Regulation S-K.

Plan of Distribution, page 39

8.   We note your statement in response to prior comment 1 that "[t]he shares will be sold either through a registered broker/dealer or by the officers and directors of the company." We further note your disclosure on pages 2 and 40 that "[t]he Company may sell the securities covered by this prospectus in any of three ways (or in any combination thereof)," including "(i) to or through underwriters or dealers" or "(iii) through agents" and that you "will make available a prospectus supplement or supplements that will describe the method of distribution and set forth the terms of the offering…" This does not appear consistent with Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page II-3 of the registration statement to filed a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement. Also confirm that you will file any related underwriting agreements or material contracts as exhibits as required by Item 601(b)(1) and (10) of Regulation S-K. In addition, if you do not currently plan to use broker/dealers, underwriters or agents to sell the shares being offered by the company, please remove disclosure suggesting otherwise.

9.   Similarly, we note your disclosure on page 2 and 39 with respect to the selling shareholder offering that "[u]pon our company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed…if required…disclosing" certain enumerated terms of the transaction. Please us your analysis supporting your conclusion that the list of enumerated terms of such a transaction may be provided by a prospectus supplement rather than a post-effective amendment to this registration statement.

Exhibits

10.   Please list in the exhibit index and file all material contracts required by Item 601 of Regulation S-K. For example, please file the convertible promissory notes you issued on June 30, 2017 and July 28, 2017. If you have previously filed these exhibits, you may incorporate them by reference. Refer to Item 601(a)(2) of Regulation S-K.

Exhibit 5.1

11.   Please have counsel revise its legality opinion to separately opine on the shares being offered by the company and the shares being offered by the selling shareholders. In this regard, counsel's opinion does not reflect that the shares being offered by the selling shareholders are currently outstanding. For guidance, refer to Section II.B.2.h. of Staff

Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Gilbert J. Bradshaw, Esq.
        Wilson & Oskam, LLP